Room 4561

July 24, 2006

Michael L. Chasen
Chief Executive Officer
Blackboard Inc.
1899 L Street, N.W.
Washington, DC 20036

      Re: **Blackboard Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed February 15, 2006
                Form 8-Ks Filed March 13, 2006 and June 22, 2006
                File no. 0-50784

Dear Mr. Chasen:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Consolidated Statements of Operations, page 2

1.   We note from your Consolidated Statement of Operations that cost of product revenues, excludes amortization of acquired technology. Considering amortization of intangibles increased significantly in the current quarter and will increase significantly in future periods (as disclosed in Note 6), due to intangibles recorded in connection with the WebCT acquisition, and the impact of this increased amortization on gross margins, tell us how you considered classifying amortization in Cost of Revenues. In your response identify the intangibles that

are amortized and the function to which they most closely relate. Further tell us how you considered question 17 of SFAS 86 Implementation Guidance in determining classification of amortization and how you considered discussing the impact of amortization on gross margins in MD&A.

Form 8-K Filed March 13, 2006, May 8, 2006 and June 22, 2006

2.   We note your use of non-GAAP measures in the Form 8-Ks noted above which excludes a number of recurring items. We further note that you identify these items as "cash net income or cash net income per common share-diluted" rather than clearly identify them as "non-GAAP net income and non-GAAP income per common-share diluted." Please revise for future filing. Also, tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP net income and non-GAAP net income per common share-diluted):

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief